

SECUR 05041199 IISSION

AM 3-23-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ronin Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
(No. and Street)


SEC MAIL
PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C.
185
SECTION

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Kenneth (312) 244-5253
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive, Suite 1400 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

OATH OR AFFIRMATION

I, David J. Kenneth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ronin Capital, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006



Signature

Controller
Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Members' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Ronin Capital, L.L.C.

Statement of Financial Condition Report
December 31, 2004

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C.
SECTION

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
Ronin Capital, L.L.C.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Ronin Capital, L.L.C. and Subsidiaries (collectively, the Company) as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ronin Capital, L.L.C. and Subsidiaries as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 23, 2005

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Ronin Capital, L.L.C.

Consolidated Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 341,073
Securities owned, at fair value	5,142,969,557
Securities purchased under agreements to resell	2,182,329,000
Derivative financial instruments, at fair value	762,702,834
Receivable from clearing brokers	133,861,238
Interest and dividends receivable	47,787,024
Stock and memberships in exchange clearing organizations, at cost (market value $15,833,655)	6,169,451
Furniture, equipment, software, and leasehold improvements (net of accumulated depreciation of $2,977,506)	5,795,860
Other assets	3,367,518
	$ 8,285,323,555

Liabilities and Members' Equity

Securities sold under agreements to repurchase	$ 5,322,860,500
Securities sold, not yet purchased, at fair value	1,650,842,902
Derivative financial instruments, at fair value	776,923,952
Payable to clearing brokers	275,299,958
Loan payable	12,000,000
Interest and dividends payable	7,791,319
Accounts payable and accrued liabilities	10,375,427
	8,056,094,058
Liabilities subordinated to claims of general creditors	7,500,000
Members' equity	
Class A member	197,129,406
Class C members	24,600,091
	221,729,497
	$ 8,285,323,555

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

The consolidated financial statements include the accounts and results of operations of Ronin Capital, L.L.C. (Ronin) (a Delaware limited liability company) and its wholly owned, majority owned and controlled subsidiaries, Bushido Execution Services & Technology LLC (Bushido), RJS Global, L.L.C. (RJS), TPG Global, L.L.C. (TPG), Irish National Investments LTD (INI) and Ronin Trading, JV (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Ronin is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, and derivative financial instruments for its own account. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Board Options Exchange, Chicago Board of Trade, Chicago Mercantile Exchange, Chicago Stock Exchange, American Stock Exchange, New York Mercantile Exchange, Eurex, and LIFFE.

Both RJS and TPG are Delaware limited liability companies, broker-dealers registered under the Securities Exchange Act of 1934, members of the Chicago Stock Exchange, and are primarily engaged in the trading of fixed income securities. Bushido, a Delaware limited liability company, is registered with the National Futures Association and is primarily in the business of providing futures and options execution services on the Chicago Mercantile Exchange and Chicago Board of Trade. Irish National Investments, Ltd. (INI), registered in Dublin, Ireland, is primarily engaged in the proprietary trading of index futures and options in Seoul, South Korea. Ronin Trading, JV is a market-maker in equity index options on the American Stock Exchange.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market value based on quoted market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. The resulting unrealized gains and losses are reflected in principal transactions in the consolidated statement of income. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Securities purchased under agreements to resell or sold under agreements to repurchase: Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2004, the Company obtained approximately $2.2 billion of securities on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions at December 31, 2004, are major financial institutions.

Derivative financial instruments: Derivative financial instruments include options, futures, and options on futures contracts and are recorded at market value. Market values are based on quoted market prices. Futures transactions are recorded in receivable from/payable to clearing brokers in the consolidated statement of financial condition, netted by clearing broker. The remaining derivatives are classified as derivative financial instruments in the consolidated statement of financial condition. Unrealized gains and losses on derivative contracts are reflected in principal transactions in the consolidated statement of operations.

Receivable from and payable to clearing brokers: Receivables and payables relating to trades pending settlement are netted in receivable from clearing brokers in the consolidated statement of financial condition. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment, software, and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Stock and memberships in exchange clearing organizations: Stock and exchange memberships are recorded at cost unless management believes there has been a permanent impairment in the value of a membership.

Interest revenue/expense: The Company recognizes contractual interest on securities owned and securities sold, not yet purchased on an accrual basis as a component of interest and dividend income and interest and dividend expense, respectively. The Company accounts for its secured financing activities on an accrual basis with related interest recorded as interest and dividend income and interest and dividend expense, as applicable.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or contract amounts and are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this Statement did not have a significant effect on the accompanying financial statements.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2004, consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government securities	$ 3,965,005,615	$ 893,760,176
Equity securities	1,047,335,125	756,339,976
Convertible securities	130,628,817	742,750
	$ 5,142,969,557	$ 1,650,842,902

U.S. government securities owned are pledged to either repurchase counterparties or the clearing brokers on terms which permit those parties to sell or repledge the securities subject to certain limitations.

Note 3. Derivative Financial Instruments, Off-Balance-Sheet Risk and Concentration of Credit Risk

The fair value of derivative financial instruments at December 31, 2004, consisted of the following:

	Assets	Liabilities
Options	$ 431,607,578	$ 412,548,631
Options on futures contracts	331,095,256	364,375,321
	$ 762,702,834	$ 776,923,952

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition. Additionally, a subsidiary has entered into a foreign currency swap. Swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect volume and activity and do not reflect the amounts at risk.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements. The credit risk for swap contracts is limited to the unrealized gains recorded on the consolidated statement of financial condition.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* (FIN 45). Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

Note 3. Derivative Financial Instruments, Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

As of December 31, 2004, the maximum payouts for these contracts is limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of December 31, 2004, are included as liabilities in derivative financial instruments on the consolidated statement of financial condition.

Note 4. Agreements with Clearing Brokers

The Company conducts business with several clearing brokers for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk. Substantially, all assets and liabilities of the Company reflected on the consolidated statement of financial condition are positions with and amounts receivable from or payable to one of these brokers.

Note 5. Loan Payable and Other Debt Agreements

As of December 31, 2004, the loan payable in the amount of $12,000,000 represents an obligation of INI. The outstanding obligation is under a margin financing facility with a clearing broker that matures on June 13, 2005 and bears interest at LIBOR plus 0.75 percent.

The Company has entered into risk-based margin financing agreements with certain clearing brokers. The primary purpose of these loans is to provide temporary financing. As of December 31, 2004, there were no amounts outstanding under these agreements. These lines of credit are collateralized by all such property held by the clearing brokers. All amounts due are payable on demand or, if no demand has been made, on the expiration date.

Note 6. Liabilities Subordinated to Claims of General Creditors

The Company has entered into a subordinated loan agreement in the amount of $7,500,000, maturing on May 27, 2005, and bearing interest at the prime rate plus 2 percent. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 7. Commitments and Contingencies

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through June 2012. At December 31, 2004, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more, were as follows:

	Amount
2005	$ 1,035,505
2006	998,874
2007	807,619
2008	822,441
2009	574,424
Thereafter	537,295
	$ 4,776,158

The terms of the Company's principal lease requires that the Company deposit a standby letter of credit of $598,812 at December 31, 2004. Collateral for the letter of credit includes an exchange membership and certain stock in an exchange clearing organization.

In the ordinary course of its business, the Company is party to a number of legal proceedings as plaintiff and defendant. In those matters where the Company is named as a defendant, the Company has strong defenses and intends to vigorously defend itself against the claims asserted. Regardless, the Company believes that the amount for which it may be held liable, if any, will not have a material adverse effect on its financial condition or results of operations.

Note 8. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software, and leasehold improvements at December 31, 2004, consisted of the following:

	Amount
Computer equipment and software	$ 4,493,910
Furniture and fixtures	877,158
Leasehold improvements	3,402,298
	8,773,366
Less accumulated depreciation	(2,977,506)
	$ 5,795,860

Note 9. Benefit Plan

The Company sponsors a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company.

Note 10. Members' Equity

Members' equity consists of three classes of members, Class A, B and C. As of December 31, 2004, individual members are represented in classes A and C. There are no active members in class B.

The Manager of the Company is a representative of the Class A member, and has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

The Class C Capital Members include individuals or entities which are traders having trading accounts and the responsibility for the trading in such accounts. Class C Capital Members are entitled to an interest in the profits and losses of the Company, as defined, in an amount and upon the terms and conditions set forth in each Class C Members' agreement. After allocation to the Class C Members, profits and losses are further allocated to the Class A Member.

Note 11. Related Party Transactions

For the year ended December 31, 2004, the Company incurred management expenses of approximately $1,000,000 and incentive fee expense of approximately $1,600,000 to CTN Strategic Investments, LLC (CTN), which manages certain trading strategies for the Company. CTN is majority-owned by one of the members of the Company.

The principal members of the Company had a noncontrolling interest in Edge Trading Systems, LLC (Edge), a subsidiary of TD Equity Options, Inc. Edge provided technology services and support to the Company under the terms of a services agreement. During 2004, the Company concluded a separation agreement with Edge and paid $2,000,000 in expenses related to services provided by Edge.

A member of the Company has an equity investment in Quantitative Analytics, Inc. (QAI), a financial data provider. During 2004, the Company paid QAI $86,000 for its services.

Note 12. Regulatory Requirements

Ronin is a broker-dealer subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. As permitted by Appendix C to SEC Rule l5c3-1, the net capital computation of Ronin Capital, L.L.C. includes the equity of its consolidated subsidiaries, which equals $495,000. The Company's minimum net capital requirement is determined by adding the minimum requirements of Ronin Capital, L.L.C. and its subsidiaries. At December 31, 2004, the Company had net capital of $49,271,539, which was $48,776,539 in excess of its required net capital.

Note 12. Regulatory Requirements (continued)

The Company's subsidiaries, with the exception of INI, are also subject to capital requirements. At December 31, 2004, RJS had net capital of $1,647,741, which was $1,547,741 in excess of its required net capital. At December 31, 2004, TPG had net capital of $1,991,932, which was $1,891,932 in excess of its required net capital. At December 31, 2004, Bushido had net capital of $391,987, which was $361,987 in excess of its required net capital. At December 31, 2004, Ronin Trading, JV had ownership equity of $4,593,903, which was $4,578,903 in excess of its required capital requirements.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.